 Exhibit 2.1

21 November 2023

AURELIA UK FEEDERCO LIMITED

EBAY INC.

EBAY INTERNATIONAL HOLDING GMBH

EBAY INTERNATIONAL MANAGEMENT B.V.

BCP AURELIA LUXCO S.À R.L.

AURELIA NETHERLANDS TOPCO B.V.

Aurelia Bidco Norway AS

Aurelia Bidco 1 Norway AS

BID CONDUCT AGREEMENT

relating to Project Aurelia

-i-

-ii-

THIS AGREEMENT is dated 21 November 2023

PARTIES:

(1)	AURELIA UK FEEDERCO LIMITED incorporated under the laws of England and Wales (registered number 15245581), whose registered office is at 10th floor, 30 St Mary Axe, London, EC3A 8BF, United Kingdom (Equity Investor);
(2)	EBAY INC. incorporated under the laws of Delaware (I.R.S. Employer Identification No. 77-0430924), whose principal executive office is at 2025 Hamilton Avenue, San Jose, California 95215, United States (Erik);
(3)	EBAY INTERNATIONAL HOLDING GMBH, an indirect wholly-owned subsidiary of Erik, incorporated under the laws of Switzerland (registered number CHE-262.723.657), whose registered office is at Helvetiastrasse 15-17, 3005 Bern, Switzerland (Erik GmbH);
(4)	EBAY INTERNATIONAL MANAGEMENT B.V., an indirect wholly-owned subsidiary of Erik, incorporated under the laws of the Netherlands (registered number 71993312), whose registered office is at Stadhouderskade 85, 1054 ES Amsterdam, the Netherlands (Erik BV);
(5)	BCP AURELIA LUXCO S.À R.L. incorporated under the laws of the Grand Duchy of Luxembourg (registered number B281366), whose registered office is at 2-4, rue Eugene Ruppert, L-2453 Luxembourg, Grand Duchy of Luxembourg (Bjoern);
(6)	AURELIA NETHERLANDS TOPCO B.V. incorporated under the laws of the Netherlands (registered number 91818427), whose registered office is at Amstelveenseweg 760, 1081 JK Amsterdam, the Netherlands (the Company);
(7)	Aurelia Bidco Norway AS incorporated under the laws of Norway (registered number 932 213 346), whose office is at c/o Wikborg Rein Advokatfirma AS, Dronning Mauds gate 11, 0250 Oslo, Norway (pending registration in the Norwegian Registry of Business Enterprises) (BidCo); and
(8)	Aurelia Bidco 1 Norway AS incorporated under the laws of Norway (registered number 932 213 311), whose office is at c/o Wikborg Rein Advokatfirma AS, Dronning Mauds gate 11, 0250 Oslo, Norway (pending registration in the Norwegian Registry of Business Enterprises) (BidCo 1).

Words and expressions used in this agreement (the Agreement) shall be interpreted in accordance with Annex A (Definitions).

WHEREAS:

(A)	The Company is wholly owned by the Equity Investor which in turn is wholly owned by Bjoern.
(B)	The Company directly or indirectly owns all shares in Aurelia Netherlands Midco 2 B.V., incorporated under the laws of the Netherlands (registered number 91831342), whose registered office is at Amstelveenseweg 760, 1081 JK Amsterdam, the Netherlands (MidCo 2), BidCo and BidCo 1 as well as certain intermediate holding companies as further set out in the structure chart included as Schedule 1 (Holding Structure) (the Company, BidCo 1 and all intermediate holding companies which include MidCo 2 and BidCo together, the BidCo Group).

(C)	BidCo Group, through BidCo, has decided to launch a recommended voluntary public takeover offer for all issued and outstanding class A shares (voting shares) in the Target (the Offer) on the terms of this Agreement. The Target is listed on the Oslo Stock Exchange (Oslo Børs) (OSE).
(D)	Erik, Erik GmbH, Erik BV Bjoern, the Equity Investor, the Company, BidCo and BidCo 1 are entering into this Agreement in order to set out their respective rights and obligations in relation to the Offer and the Offer Process. Each of Erik, Erik GmbH and Erik BV acknowledge that Bjoern and BidCo Group would not make the Offer absent the promises contained herein.
(E)	In conjunction with and immediately subsequent to this Agreement, BidCo will enter into a transaction agreement with the Target in the form attached as Schedule 3 (Transaction Agreement) governing the terms and conditions of the Offer (the Transaction Agreement).
(F)	Concurrently with this Agreement, Bjoern, the Equity Investor, the Company, BidCo and BidCo 1, Erik, Erik GmbH and Erik BV have entered into a transaction completion agreement in order to set out the terms governing the transfer of the Target shares held by Erik GmbH and Erik BV (and their respective subsidiaries) and certain other actions connected to the Offer which will only become effective when the Offer has become Unconditional (the Erik Transaction Completion Agreement).
(G)	On the date of the Completion, and as a condition and inducement to each party’s willingness to enter into this Agreement, Erik, the Equity Investor and the other SHA Parties will enter into the SHA.
(H)	Schedule 6 (Sample cap table calculation) contains an illustrative calculation of the relative shareholdings in the Equity Investor and the Company as of Completion.

IT IS AGREED:

1.	Commencement and duration

All Clauses, Schedules and Annexes of this Agreement shall take effect from and including the date of this Agreement and shall continue in force and bind the parties to it from time to time until this Agreement is terminated in accordance with Clause 13 (Termination).

2.	Objectives

The parties intend to agree in this Agreement each of the parties’ respective rights and obligations in relation to the Offer and the Offer’s completion (Completion).

Part A: The Offer

3.	The Offer Process
3.1	On 21 November 2023, BidCo Group will through the Bidder Press Release (as defined in the Transaction Agreement) announce a voluntary public takeover offer for all issued and outstanding shares in the Target in accordance with applicable Norwegian law and on the terms set out in Clause 4 (the Offer Announcement).
3.2	The following steps will be followed in relation to the Offer (the Offer Process):
(a)	the Offer Document will be submitted to the OSE for review;
(b)	the Offer Announcement will take place;
(c)	the OSE will review and subsequently approve the offer document (the Offer Approval, and the approved offer document, the Offer Document);
(d)	the Offer will be launched pursuant to the offer terms as set out in Appendix 1 to the Transaction Agreement (the Offer Terms) and in the Offer Document; and
(e)	Completion will take place pursuant to the Offer Terms and the terms of the Offer Document.
4.	Offer Terms and Offer Conditions
4.1	The Offer shall be made at a cash price per Target share of NOK 115 (in words: one hundred and fifteen Norwegian Kroner) (the Offer Price).
4.2	The Offer will include the option for free float shareholders to tender their Target shares either
(a)	against Cash Consideration; or
(b)	against Share Consideration; or
(c)	against 50% Cash Consideration and 50% Share Consideration.

on the terms set out in Schedule 2 (Rollover Term Sheet) (the Free Float Rollover).

4.3	The Offer shall be made subject only to the conditions precedent to Completion as set out in Appendix 1 to the Transaction Agreement under the paragraph entitled “Conditions for the completion of the Offer” (the Offer Conditions).
4.4	The Equity Investor shall determine in good faith and acting reasonably if and when an Offer Condition has been satisfied subject to having obtained the prior consent of Erik.

4.5	The Offer shall have the Offer Terms. It will include certain additional terms set out in the draft offer document which will be submitted to the OSE substantially in the form attached as Schedule 4 (Offer Document). BidCo Group shall provide Erik with any further iteration of the draft offer document and any comments on the offer document provided by the OSE giving Erik at least two full Business Days to review and comment. The Equity Investor shall have the right to determine the content of the final form offer document to be submitted for final approval to the OSE, subject to having obtained the prior consent of Erik and provided that the Offer Price, the Offer Terms and the Offer Conditions shall be reflected in the Offer Document.
5.	Offer Conduct
5.1	Subject to the terms of this Clause 5, all actions, measures and decisions in relation to the Offer and the Offer Process shall be decided by the Equity Investor.
5.2	The Equity Investor shall require the prior consent of Erik to effect (i) any waiver of an Offer Condition other than any waiver of the Offer Condition relating to the Acceptance Threshold in accordance with Clause 5.5 or (ii) any material amendment of the Transaction Agreement (including to the Bidder Press Release (as defined in the Transaction Agreement)), unless the relevant waiver or amendment has been agreed and/or is otherwise specifically addressed in this Agreement.
5.3	In addition to the consent rights pursuant to Clause 5.2, the Equity Investor shall require the prior consent of Erik to effect any
(a)	increase of the Offer Price; or
(b)	other material decision relating to the Offer and the Offer Process,

unless, in each case, the relevant action has been agreed and/or is otherwise specifically addressed in this Agreement.

For the avoidance of doubt, this Clause 5.3 does not apply with respect to decisions or actions in relation to the Acquisition Financing which shall be governed by Clause 9.

5.4	Notwithstanding Clause 5.2 and Clause 5.3, if the Equity Investor at any time determines that the Acceptance Threshold may not be met at the end of the Offer Period, it shall consult with Erik on actions that could be taken to reach the Acceptance Threshold including:
(a)	extending the Offer Period in one or more stages until the maximum length permitted by Law (the Offer Period Extension); or
(b)	sizing up the Share Consideration available for the Free Float Rollover or otherwise amending the terms of the Free Float Rollover.

Following such consultation, the Equity Investor (with the prior consent of Erik) shall have the right to procure that BidCo Group implements any such action and/or any other relevant action aimed at reaching the Acceptance Threshold. If the aforementioned conditions are met, Erik, Erik GmbH and Erik BV agree that they shall take all actions reasonably requested by the Equity Investor (with the prior consent of Erik) to facilitate the implementation by BidCo Group of any such action.

5.5	If the Equity Investor determines that it is reasonably likely that the Acceptance Threshold will not be met at the end of the Offer Period (irrespective of whether any measures pursuant to Clause 5.4 have been taken), the Equity Investor shall consult with Erik on the implications of waiving the Acceptance Threshold and completing the Transaction with a shareholding in the Target of BidCo Group that is lower than the statutory threshold that is required to immediately implement a Squeeze Out after Completion (the Sub-90% Completion Scenario). In these discussions, the relevant parties shall in particular discuss:
(a)	the requirement to make, and the terms of, a Mandatory Offer if the Acceptance Threshold is waived;
(b)	the Sub-90% Mitigation Measures;
(c)	the Debt Push Down Measures; and
(d)	any additional measures to potentially achieve a higher shareholding of BidCo Group in the Target and/or to achieve a Squeeze Out (or a squeeze out of all other shareholders in the Target by other means) and/or a Delisting.

Following such consultation, the Equity Investor (with the prior consent (which shall not be unreasonably withheld, delayed or conditioned) of Erik, and provided that such consent shall be deemed given if Erik has received the Incremental Share Purchase Notice from the Equity Investor in accordance with Clause 24.1 of the SHA) shall have the right to decide on the waiver of the Acceptance Threshold. The Equity Investor shall at any time before Completion have the right to procure additional financing as it deems required for the Sub-90% Completion Scenario and/or the Sub-90% Mitigation Measures, which financing shall only be consummated once the Sub-90% Completion Scenario and/or the Sub-90% Mitigation Measures have been approved (if required under clause 8.4 of the Erik Transaction Completion Agreement) by Erik in accordance with the terms of the Erik Transaction Completion Agreement; provided, that to the extent any such additional financing is shareholder and/or equity financing it shall be made against issuance of Ordinary Shares in the same manner as set forth in Clause 8 and in the Sponsor BCA.

5.6	Annex B (Conduct in relation to Regulatory Clearances) sets out the rights and obligations of the parties in relation to the Regulatory Clearances and any waiver of Regulatory Clearances.
6.	Governance until Completion

Except as otherwise set out in this Agreement and subject to Law, the Equity Investor shall in good faith and acting reasonably take all decisions in relation to, and shall decide on all actions and measures of, the Company and each other BidCo Group company until Completion at which time the SHA will be concluded pursuant to Clause 10 and its governance provisions will become effective (subject to the terms of the Transaction Completion Agreements); provided, that, all material decisions in relation to, and all actions and measures of, the Company and each other BidCo Group company between signing of this Agreement and the SHA taking effect may not be taken without the prior consent of Erik. The Equity Investor shall keep Erik reasonably informed about material developments in relation to the Offer.

7.	Indemnity
7.1	Each of Erik, Erik GmbH and Erik BV, individually and not jointly, hereby agrees with the Equity Investor and BidCo Group to indemnify and hold harmless the Equity Investor and the BidCo Group from and against all claims, liabilities, losses, damages, and/or costs and expenses directly or indirectly arising out of it or any of its consolidated parties within the meaning of the Norwegian Securities Trading Act (other than each such party’s Excluded Concert Persons) (each a Concert Person and collectively, the Concert Persons) acquiring or agreeing to acquire, or having acquired or having agreed to acquire, any Target shares or any other instruments related to Target shares that are relevant for determining the price under a Mandatory Offer pursuant to the Norwegian Securities Trading Act
(a)	from 31 August 2023 until Completion; and
(b)	in the earlier of
(i)	the six (6) months’ period prior to the time an obligation to launch a Mandatory Offer is triggered after Completion; or
(ii)	the six (6) months’ period prior to the time of the completion of the Squeeze Out carried out in accordance with section 6-22 of the Norwegian Securities Trading Act; and
(c)	in the period from the date of the Transaction Agreement until the earlier of
(i)	the end of the offer period in a subsequent Mandatory Offer that is required by the Company as a result of Completion (if any); or
(ii)	the completion of the Squeeze Out carried out in accordance with section 6-22 of the Norwegian Securities Trading Act,

in each case at a price exceeding the Offer Price and which results in the BidCo Group becoming obligated to offer a price per Target share exceeding the Offer Price under the Offer, the Squeeze Out and/or any Mandatory Offer for shares in the Target.

7.2	For the avoidance of doubt, the indemnity pursuant to Clause 7.1 shall not apply (i) in the event of any acquisition of Target shares by BidCo Group made in accordance with this Agreement and (ii) any acquisition of equity interests in any member of BidCo Group in accordance with the terms of the Transaction Documents.

7.3	Until the earlier of
(a)	the completion of a Squeeze Out; or
(b)	the termination of this Agreement in accordance with Clause 12,

each of Erik, Erik GmbH and Erik BV undertakes to the Equity Investor and the BidCo Group not to take, and to procure that none of their respective Affiliates or Concert Persons takes, any action with the intent to frustrate the implementation of the Offer or Completion or the implementation or completion of any subsequent Squeeze Out, Mandatory Offer or Delisting; provided, however, that, notwithstanding anything contrary in this Agreement, no individual director of the Company shall be restricted to vote consistent with his or her fiduciary duties.

7.4	Each of Erik, Erik GmbH and Erik BV, individually and not jointly, undertakes to the Equity Investor to comply with, and to procure compliance by its respective Affiliates and Concert Persons with, all applicable Laws relevant to the Offer and to cooperate in good faith with the other parties to ensure such compliance.

Part B: Equity Funding, Equity Completion and Acquisition Financing

8.	Equity Investor Commitment and equity funding

The Equity Investor Commitment

8.1	The Equity Investor hereby commits, to provide the Company with the Equity Investor Commitment against issuance to the Equity Investor of new Ordinary Shares in the Company on the terms of Clause 8.5 and the Sponsor BCA, in each case subject to the terms of this Clause 8 and provided, for the avoidance of doubt, that the Equity Investor’s funding obligations under this Clause 8 are concurrent and not cumulative with respect to the Equity Investor’s obligations under Clause 8 of the Other Bid Conduct Agreements and are repeated here for the benefit of Erik to ensure that the Required Equity is provided by the Equity Investor by payment of the Equity Investor Commitment, it being understood and agreed that the Equity Investor shall in no event be required to pay the Equity Investor Commitment more than once, to finance, together with the Acquisition Financing,
(a)	the cash consideration payable by BidCo for the acquisition of the Target shares that were sold by third party Target shareholders in the Offer;
(b)	the cash consideration payable by any BidCo Group company for the acquisition of Target shares outside of the Offer, e.g., on the basis of Clause 5.5;
(c)	any cash consideration payable by BidCo 1 to Erik BV or Erik GmbH (or any of their respective applicable subsidiaries), for the acquisition of any Target shares outside of the Offer in accordance with the agreements governing such acquisition;
(d)	the cash consideration payable by BidCo for the acquisition of the Target shares that were acquired in the context of the Squeeze Out or any Mandatory Offer and/or any measure that is implemented by BidCo Group in a Sub-90% Completion Scenario in accordance with the Transaction Completion Agreements;

(e)	providing cash collateral to DNB Bank ASA (or any other financial institution licensed to operate in Norway) in its capacity as issuer of the statutory financial guarantee pursuant to Norwegian law for the Squeeze Out and/or the Mandatory Offer (if any) if and to the extent collateral in the form of equity commitment letters is not accepted;
(f)	the transaction costs payable by any BidCo Group company in accordance with Clause 18.1 or Clause 18.2, as the case may be; and
(g)	if the Offer completes, an appropriate cash holdback for each BidCo Group company for reasonable ongoing third-party administration costs that BidCo Group is expected to incur in the course of the investment to be determined by the Equity Investor, acting reasonably.
8.2	The Equity Investor Commitment terminates at the time of the termination of this Agreement pursuant to Clause 13, provided that if this Agreement terminates prior to Completion, the Equity Investor Commitment shall survive to the extent Equity Investor is required to pay for Abort Costs.

Determination of the equity funding amounts and funding sequence

8.3	The Equity Investor shall in due time prior to Equity Completion:
(a)	determine the amount of equity cash funding reasonably required by BidCo Group, taking into account the available Acquisition Financing, for BidCo Group to fulfill, among other things, its obligations pursuant to Clauses 8.1(a) through 8.1(g) (such aggregate amount, the Required Equity); and
(b)	determine the date(s) on which the equity funding of the Company by the Equity Investor (Equity Completion) shall take place, provided that Equity Completion shall occur (A) not before the date on which the Offer becomes Unconditional and (B) no later than on the day falling four (4) Business Days prior to Completion. If any portion of the Required Equity is only required to be funded at a later point in time because certain underlying commitments of BidCo Group pursuant to Clauses 8.1(a) through 8.1(g) (other than Clause 8.1(c)) only become due and payable after Completion, the Equity Investor shall, on the terms of the Sponsor BCA, have the right to determine one or more separate funding date(s) for such portion of the Required Equity.
8.4	Promptly after the Equity Investor has made the determination pursuant to Clause 8.3 and no later than 10 Business Days prior to Equity Completion, the Equity Investor shall notify
(a)	Erik of the date of Equity Completion; and
(b)	Erik of any additional details which are required to consummate Equity Completion and the corresponding transactions.

Equity funding

8.5	On Equity Completion, the Equity Investor shall pay the Required Equity (to the extent payable on Equity Completion in accordance with this Clause 8 and received from the Equity Funding Sponsors (pursuant to the Sponsor BCA) to the Company (in accordance with Clause 12) and as consideration for such equity funding, the Company shall issue to the Equity Investor such number of Ordinary Shares that is equal in value to its aggregate amount of equity funding provided, and to the extent the equity funding provided is denominated in US Dollars the equity funding amount shall be valued at the Signing Exchange Rate (such newly issued Ordinary Shares, the New Equity Investor Shares).
8.6	The Equity Investor shall not be required to provide equity funding before the Offer becomes Unconditional except if and to the extent it is required to pay for transaction costs in an Abort.
8.7	Without prejudice to Clause 12.4, the Company shall push down any equity funding, and the BidCo Group companies shall push down any Target shares acquired pursuant to this Agreement, the Offer, any Mandatory Offer, the Squeeze Out, Clause 4 of the Sponsor Transaction Completion Agreement, Clause 4 and Clause 5, the Sven Transaction Completion Agreement, or any other measure taken pursuant to the Erik Transaction Completion Agreement to the appropriate BidCo Group company in the manner provided for in the TSM or in another manner determined by the Equity Investor and not adverse to the tax position of Erik. The Equity Investor shall have the right to determine in good faith the funding and the Target shares push down process, their timing and the appropriate amount of cash funding, or number of Target shares, to be made available to, and/or remain with, each BidCo Group company.
9.	Acquisition Financing
9.1	In addition to the Equity Investor Commitment, the Offer, any separately agreed purchases of Target shares, the Squeeze Out, any Mandatory Offer, any other incidental acquisitions of Target shares by BidCo Group and any measure in accordance with the Erik Transaction Completion Agreement will be financed by certain debt providers pursuant to the fully executed commitment letter dated as of 21 November 2023 (together with all exhibits and schedules thereto, including the related Interim Facilities Agreement (as defined therein), the Debt Commitment Letter) from the lenders party thereto (collectively, the Lenders) pursuant to which the Lenders have agreed, subject to the terms and conditions thereof, to provide debt financing in the amounts set forth therein (the Debt Commitment), and the aggregate amount of debt financing to be provided to BidCo Group for that purpose from time to time, the Acquisition Financing.
9.2	Except as expressly set forth in the Debt Commitment Letter or as would not materially and adversely affect the ability of MidCo 2 to pay the Financing Amounts (as defined below) at Completion, there are no side agreements containing additional conditions precedent to the obligations of the Lenders to provide the Acquisition Financing or that would permit the Lenders to reduce the aggregate principal amount of the Acquisition Financing. The Acquisition Financing, when funded in accordance with the Debt Commitment Letter and taken together with the cash proceeds of the Equity Investor Commitment, when funded in accordance with this Agreement, shall, once converted into the required currencies, provide MidCo 2 with cash proceeds in the amounts sufficient for the satisfaction of (i) all of BidCo Group’s obligations under the Transaction Documents to pay the Offer Price (without giving effect to any increase thereto) at Completion, (ii) any fees and expenses of or payable by the BidCo Group and any Affiliate thereof at Completion, (iii) any other amounts described in Clause 8.1 and (iv) for any repayment or refinancing of any outstanding indebtedness of the Target and/or its subsidiaries under their existing senior facilities agreement and existing senior secured notes, in each case to the extent contemplated by, or required in connection with the transactions described in the Transaction Documents or the Debt Commitment Letter (such amounts, collectively, the Financing Amounts).

9.3	As of the date of this Agreement, except as would not materially and adversely affect the ability of MidCo 2 to pay the Financing Amounts at Completion, Equity Investor has no reason to believe that any of the conditions to the Acquisition Financing contained in the Debt Commitment Letter will not be satisfied on a timely basis or that the Acquisition Financing will not be available to MidCo 2 at Completion.
9.4	To the extent failure to do so would materially and adversely affect the ability of MidCo 2 to pay the Financing Amounts at Completion, the Equity Investor shall use its commercially reasonable efforts to cause each of its subsidiaries to use their commercially reasonable efforts to take all actions within their control which are reasonably necessary, proper or advisable to obtain by Completion funds under the Acquisition Financing sufficient to fund the Financing Amounts at Completion.
9.5	The Equity Investor shall have the right to
(a)	with the prior consent of Erik, procure that BidCo Group takes up additional or alternate Acquisition Financing on terms satisfactory to the Equity Investor;
(b)	negotiate the long form financing documents governing the Debt Commitment and/or any other Acquisition Financing on behalf of the BidCo Group and to procure the conclusion by BidCo Group of such financing documentation;
(c)	procure that MidCo 2 or any other BidCo Group company amends or terminates the Debt Commitment or the definitive documentation relating thereto (provided that any termination, or any amendment which would materially and adversely affect the ability of MidCo 2 to pay the Financing Amounts at Completion, shall only be made with the prior consent of Erik);
(d)	determine the process, timing and details of any marketing or syndication process in respect of the Acquisition Financing, including any related transaction documentation and marketing materials;

(e)	accept the final pricing in relation thereto, provided that if the final pricing is to be increased as a result of syndication to an extent which would exceed the maximum pricing parameters in the Debt Commitment documentation, Erik’s prior consent is required for such increased pricing;
(f)	accept the final documentation terms in relation thereto;
(g)	determine the process, timing and details of any draw down of Acquisition Financing, and determine if and when any BidCo Group company exercises rights or satisfies any obligation under the debt documents governing the Acquisition Financing or take any other action in respect of the Acquisition Financing or the Debt Commitment; and/or
(h)	save as contemplated by paragraphs (a) to (g) above, take or omit to take any other action with respect to the Debt Commitment and the Acquisition Financing,

in each case, unless to the extent such action would be reasonably expected to result in BidCo Group becoming unable to complete the Offer on its terms, or to pay the purchase price for the acquisition of any Target shares separately agreed, when due because of a lack of funding, in which case the relevant action requires the prior consent of Erik.

9.6	Each party shall in good faith reasonably cooperate to implement the Acquisition Financing and provide any reasonable assistance to the Equity Investor in respect of any of the matters referred to in Clause 9.5. Nothing in this Clause 9.6 shall require any party (or any of their respective officers, directors, managers, employees or other representatives) to provide cooperation to the extent it would, or would be reasonably likely to: (a) interfere unreasonably with the business of such party; or (b) require such party to take any action that will conflict with or violate any applicable Laws, contracts, organizational documents or current financing arrangements of such party.
9.7	The parties acknowledge that Lux FinCo will, on or following the date of this Agreement, enter into certain hedging arrangements to hedge BidCo Group’s exposure to foreign exchange rate fluctuations in relation to NOK between entry into the hedging arrangements and Completion.

Part C: Miscellaneous

10.	Obligation to conclude the agreed form SHA

On Completion, each of the SHA Parties that is a party to this Agreement shall enter into the agreed form SHA appended to this Agreement as Schedule 5. The other SHA Parties are required to enter into the SHA on Completion pursuant to the terms of the Other Bid Conduct Agreements.

11.	Warranties

Each party gives certain warranties as set out in Annex C (Warranties) and except for such warranties, no party nor any other person acting on behalf of any such party, makes any representation or warranty, express or implied, to any other party.

12.	Payments
12.1	Subject to Clause 12.4, any payment to be made pursuant to this Agreement to:
(a)	the Company shall be made to the Company Account;
(b)	the Equity Investor shall be made to the Equity Investor Account; and
(c)	any other party shall be made to the account notified by such party to the relevant obligor,

or to such other account or accounts as may be notified by the relevant party at least three (3) Business Days prior to a payment being made.

12.2	Payments under Clause 12.1 shall be in immediately available funds by electronic transfer on the due date for payment. Receipt of the amount due shall be an effective discharge of the relevant payment obligation.
12.3	If any sum due for payment in accordance with this Agreement is not paid on the due date for payment, the person in default shall pay interest on such sum in accordance with the Norwegian act relating to interest on overdue payment of 1976 (Norwegian: forsinkelsesrenteloven).
12.4	At the request of the Equity Investor any payments pursuant to Clauses 8 and 9 shall, be made directly to one or more BidCo Group companies designated by the Equity Investor with the relevant parties entering into appropriate payment direction letters on customary terms, provided that the prior consent of the person making such payment shall be required if such payment would result in any adverse tax consequence for such person, any Affiliate of such person, or any direct or indirect shareholder. To the extent required, the funding and issuance documents to be entered into pursuant to this Agreement shall be amended as appropriate to reflect any such abbreviated way of payment.
13.	Termination
13.1	This Agreement terminates without further notice at the earlier of
(a)	the Offer having been withdrawn or lapsed without all Offer Conditions being met or waived;
(b)	the Offer not having become Unconditional by the Long Stop Date;
(c)	Completion having taken place and (i) if the Acceptance Threshold has been reached, the Squeeze Out and the Delisting having subsequently completed or (ii) if the Acceptance Threshold has been waived and not achieved, any Mandatory Offer and all measures that are implemented by BidCo Group in a Sub-90% Completion Scenario in accordance with the Erik Transaction Completion Agreement have been completed as determined by the Equity Investor (with the prior consent of Erik, if required, pursuant to clause 8.4 of the Erik Transaction Completion Agreement and the SHA);

(d)	the Equity Investor (with the prior consent of Erik) having determined that the Offer will not be launched (due to requests by the OSE or for other reasons);
(e)	any party having validly terminated a Bid Conduct Agreement; and
(f)	the date that is two years after the date hereof,

unless the parties agree otherwise in writing. Except as set forth in Clause 13.2, none of the parties is entitled to unilaterally terminate this Agreement.

13.2	Each of BidCo and Erik shall have the right to unilaterally terminate this Agreement (with effect for all parties) by notice to all other parties within one week upon a Board Statement Change (as defined in the Transaction Agreement) having been within the offer period including any extension made in accordance with clauses 3.3 and 3.6 of the Transaction Agreement, provided that this termination right cannot be exercised after the Offer has become Unconditional.
13.3	The termination of this Agreement shall not:
(a)	relieve any party from any liability or obligation for any matter, undertaking or condition which has not been done, observed or performed by that party before termination;
(b)	affect the Surviving Provisions which shall remain in full force and effect and continue to bind the parties; and
(c)	affect the parties’ accrued rights and obligations at the date of the relevant event.
13.4	Subject to Clause 13.3, the parties shall no longer be bound by any provision of this Agreement as from its termination.
14.	Tax matters

The parties agree that (a) for U.S. federal, and applicable state and local, income tax purposes, (i) the Company shall be classified as a partnership, (ii) each of MidCo 2 and BidCo 1 shall be classified as a corporation, (iii) Dutch TopCo 1 shall be classified as either a disregarded entity (if it has a single owner for U.S. federal income tax purposes) or a partnership (if it has multiple owners for U.S. federal income tax purposes), (iv) each of MidCo and MidCo 1 shall be classified as an entity disregarded as separate from the Company or, if Dutch TopCo 1 is or becomes a partnership, Dutch TopCo 1, (v) each of Lux Finco, Dutch Finco and BidCo shall be classified as an entity disregarded as separate from MidCo 2, and (b) except to the extent otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code, none of them shall take any position inconsistent with such treatment on any tax return, in any tax proceeding, or otherwise. The Company shall make, or shall cause the other BidCo Group companies to make, each entity classification election pursuant to Treasury Regulations Section 301.7701-3(c)(i), if any, that is necessary to achieve the applicable entity classification described in the preceding sentence, in each case, effective on the date of formation of the applicable entity.

15.	Confidentiality
15.1	Each party shall keep confidential and shall not disclose any information:
(a)	which it may have or acquire before, on or after the date of this Agreement in relation to the Transaction; or
(b)	which relates to the contents of, or negotiations leading to, this Agreement or any other Transaction Document

(all such information being Confidential Information).

15.2	Each of the parties shall not:
(a)	copy or reproduce the Confidential Information; or
(b)	use Confidential Information for its own business purposes unrelated to the Transaction.
15.3	The obligations under Clauses 15.1 and 15.2 do not apply to:
(a)	any disclosure of information which is expressly consented to in writing by each of the parties prior to such disclosure being made (or, if the information only relates to one party which is expressly consented to in writing by such party);
(b)	disclosure by a party to any of its Representatives on a “need to know” basis where the recipient, in the reasonable opinion of the disclosing party, requires access to the information for a purpose reasonably incidental to that party’s participation in the Transaction, provided that the relevant party ensures confidential treatment of the disclosed information by such Representative;
(c)	disclosure by a party or any of its Representatives to another party or any of its Representatives;
(d)	disclosure of material information in relation to the Transaction and copies of the Transaction Documents to any of the Sponsors or their Representatives or by any of the Sponsors or their Representatives to any existing or prospective limited partner or investor in its shareholders, including any of the funds invested in it, or to any prospective shareholders, including funds, in the context of fund reorganisations and fund transfers provided that such prospective fund is managed, controlled and/or advised by the same managers, trustees, custodians, nominees and/or general partners as the funds originally invested in the relevant Sponsor, in each case on a confidential basis;
(e)	disclosure of information to the extent required by Law or by any stock exchange or Governmental Authority, or to the extent reasonably required for the purpose of managing the Tax affairs of the relevant party (or any of its Affiliates or its or their direct or indirect shareholders);

(f)	disclosure of information to a lender or other third party fund provider whose primary business is the provision of funding services (or any of their respective external consultants, agents or advisers) of a party or its Affiliates, shareholders and controlling funds, provided that before any such disclosure, the relevant party obtains from such funding provider a confidentiality undertaking on terms no less onerous than the confidential agreement by and between Target and such party (or its affiliates) entered into in connection with the transactions contemplated by this Agreement (each, a Confidentiality Agreement);
(g)	disclosure of information which was or becomes lawfully in the possession of that party or any of its Representatives (in either case as evidenced by written records) without any obligation of confidentiality prior to it being received or held;
(h)	disclosure required for the purposes of any arbitral or judicial proceedings arising out of this Agreement;
(i)	disclosure of any information which has previously become publicly available other than through that party’s fault (or that of any of its Representatives);
(j)	disclosure required pursuant to the terms of this Agreement; or
(k)	any announcement made in accordance with Clause 16 (Announcements).
15.4	The disclosing party shall be responsible for any breach of this Clause 15 by a Representative or other person to whom it provides Confidential Information (unless if the recipient is a party to this Agreement or a Representative of another party, in which case such other party shall be responsible) as if the disclosing party were the party that had breached this Clause 15 or such confidentiality undertaking.
15.5	For the purposes of this Clause 15, a person shall not be deemed to have disclosed Confidential Information to any third party solely by virtue of the fact that a director, officer or employee of any receiving Representative also serves as a director, officer of a third party.
16.	Announcements
16.1	Concurrently with signing of the Transaction Agreement, BidCo Group will make the Bidder Press Release in the form attached to the Transaction Agreement. On or about the date of signing of the Transaction Agreement, Erik will make an announcement in relation to the Transaction consistent with the draft announcement circulated with the parties prior to the date hereof.
16.2	Subject to Clauses 16.1 and 16.3, unless otherwise agreed in writing, no party shall make any announcement or issue any communication in connection with the existence or subject matter of this Agreement or any related transaction document. Nothing in Clause 16.1 or this Clause 16.2 shall prevent (i) a party, a Sponsor, or any of its Affiliates (x) from making statements in the ordinary course of its business about the fact of the party’s participation in the Transaction (including any statement by Erik in relation to its contemplated rollover and the contemplated use of proceeds from the Transaction) and (y) disclosing further details that may be required by investor reporting obligations applicable to the funds and other shareholders invested in any of the Sponsors to such parties on a confidential basis, or (ii) the Equity Investor from procuring the dissemination of customary announcements, press releases, stock exchange notices and/or clearing system notices issued in connection with the Acquisition Financing and/or the repayment, redemption and/or refinancing of any existing debt financing of the Target).

16.3	The restriction in Clause 16.2 shall not apply to the extent that the announcement or communication is required by Law, by any stock exchange or by any Governmental Authority. In this case, the party making the announcement or issuing the communication shall, as far as reasonably practicable and permitted by Law:
(a)	use reasonable endeavours to consult with the other parties in advance as to what form it takes, what it contains and when it is issued;
(b)	take into account the relevant parties’ reasonable requirements; and
(c)	announce and/or disclose (as applicable) only the minimum amount of Confidential Information that is required to be announced and/or disclosed (as applicable) and use reasonable endeavours to assist the relevant parties in respect of any reasonable action that they may take to resist or limit such announcement and/or the issuance of such circular (as applicable).
17.	Notices
17.1	Any notice to be given by one party to another party in connection with this Agreement shall be in writing in English and signed by or on behalf of the party giving it. It shall be delivered by hand, email, registered post or courier using an internationally recognised courier company.
17.2	A notice shall be effective upon receipt and shall be deemed to have been received (irrespective of whether such time falls within working hours):
(a)	at the time of delivery, if delivered by hand, registered post or courier; or
(b)	at the time it is sent, if sent by email, in which case:
(i)	except as provided in (ii), the time at which an email is sent shall be the time in the London, United Kingdom at the time of sending; and
(ii)	if an email delivery failure notice is received in the sender’s email account immediately after the sender tried to send it, the notice shall be deemed to have been received at the time the sender tried to send it, if the sender also sends the notice to the recipient by hand, registered post or courier within 48 hours of receipt of the email delivery failure notice.

17.3	The addresses and email addresses of the parties for the purpose of Clause 17.1 are set out in Annex D (Party Addresses).
17.4	Each party shall notify the other parties in writing of a change to its details in Annex D (Party Addresses) from time to time, provided that such notice shall only be effective on:
(a)	the date specified in the notice as the date on which the change is to take place; or
(b)	if no date is specified or the date specified is less than five Business Days after the date on which notice is given, the date which is the fifth Business Day after notice of any change has been given.
17.5	This Clause 17 does not apply to the formal service of any court or arbitration proceedings.
18.	Transaction Costs
18.1	If the Offer completes, BidCo Group shall bear all transaction costs (including Taxes imposed on members of the BidCo Group) set out in the cost schedule included in Schedule 7 and any other transaction costs which have failed to be included in the costs schedule but are incurred in relation to the Transaction and for the benefit of the Sponsors and Erik and Sven (together) and similar in nature to the costs included in the costs schedule, in each case to the extent these have been actually incurred and are properly documented; provided that, for the avoidance of doubt, any Taxes imposed on a party that is not a member of the BidCo Group in connection with the Transaction shall be borne by such party and not the BidCo Group. To the extent any costs, fees or expenses to be borne by BidCo Group have been incurred by another party and cannot be recharged, BidCo Group shall reimburse such costs, fees or expenses.
18.2	In the event of an Abort, Erik will bear only its own costs in relation to the Term Sheet, this Agreement, any other Transaction Document, and the transactions contemplated thereby.
18.3	Notwithstanding anything to the contrary in this Agreement or any other Transaction Document, none of the parties nor any of their respective Affiliates shall receive any management fees, monitoring fees or other similar fees from any member of BidCo Group.
19.	Obligations of Erik
19.1	Erik is the ultimate parent entity of Erik GmbH and Erik BV. To the extent any obligation of Erik pursuant to this Agreement requires any action, inaction or other measure by Erik GmbH and/or Erik BV (and/or any of their respective subsidiaries), Erik shall cause Erik GmbH and Erik BV (and any of their respective subsidiaries) to act (or not to act) in such manner that is required for Erik, Erik GmbH and Erik BV to comply with its obligations pursuant to this Agreement.
19.2	Each of Erik GmbH and Erik BV acknowledges that all rights in relation to the Offer and the Transaction sit with Erik in its capacity as the ultimate parent company and neither of Erik GmbH and Erik BV has any individual rights in relation to the Offer or the Transaction other than to the extent expressly set out in this Agreement.

20.	Whole agreement
20.1	This Agreement (including the documents referenced herein) and the Transaction Documents set out the whole agreement between the parties in respect of BidCo Group, the Group, the Transaction and the parties’ roles in the Transaction superseding any previous draft, agreement, arrangement or understanding between them (including the Term Sheet), whether in writing or not, relating to it. In particular it is agreed that:
(a)	no party has relied on or shall have any claim or remedy arising under or in connection with any statement, representation, warranty or undertaking, made by or on behalf of any other party (or any of its Representatives) in relation to the subject matter of this Agreement that is not expressly set out in this Agreement or an agreement envisaged to be entered by this Agreement; and
(b)	except for any liability in respect of a breach of this Agreement or any other agreement between any of the parties, no party (nor any of its Representatives) shall owe any duty of care or have any liability in tort or otherwise to any other party (or its respective Representatives) in relation to the subject matter of this Agreement.
20.2	Nothing in Clause 20.1 shall limit any liability for (or remedy in respect of) fraud or fraudulent misrepresentation.
21.	Legal Relationship
21.1	Nothing in this Agreement (or any of the arrangements contemplated by it) is or shall be deemed to constitute a partnership between the parties or any sub-group of parties nor, except as may be expressly set out in it, shall any party be constituted as the agent of the any other party for any purpose. The parties acknowledge and agree that no fiduciary relationship or fiduciary duties shall exist between the parties arising out of or in connection with this Agreement.
21.2	Except as expressly set out in this Agreement, no party is the agent, employee or representative of any other party, and no party has the power to incur any obligations on behalf of, or pledge the credit of, any other party.
22.	Assignment

No party may assign, transfer, charge or otherwise deal with any of its rights or obligations under this Agreement nor grant, declare, create or dispose of any right or interest in it, in whole or in part, unless to the extent required in the context of the Acquisition Financing. Any purported assignment in contravention of this Clause  22 shall be void.

23.	Form of consent

Where this Agreement requires the consent of any party, such consent shall only be validly given if made in writing or by email by an authorized representative of such party or by any other person designated by the relevant party as being authorized to provide consent on behalf of the relevant party for purposes of this Agreement.

24.	Variations
24.1	No variation of this Agreement shall be valid unless it is in writing and duly executed by or on behalf of all the parties to it (except that an amendment of this Agreement which does not affect the rights and obligations of the Company, BidCo or BidCo 1 does not require such parties’ consent).
24.2	If this Agreement is varied:
(a)	the variation shall not constitute a general waiver of any provisions of this Agreement;
(b)	the variation shall not affect any rights, obligations or liabilities under this Agreement that have already accrued up to the date of variation; and
(c)	the rights and obligations of the parties under this Agreement shall remain in full force and effect, except as, and only to the extent that, they are so varied.
25.	Invalid terms
25.1	Each of the provisions of this Agreement is severable.
25.2	If and to the extent that any provision of this Agreement:
(a)	is held to be, or becomes, invalid or unenforceable under the Law of any jurisdiction; but
(b)	would be valid, binding and enforceable if some part of the provision were deleted or amended,

then the provision shall apply with the minimum modifications necessary to make it valid, binding and enforceable. All other provisions of this Agreement shall remain in force.

25.3	The parties shall negotiate in good faith to amend or replace any invalid, void or unenforceable provision with a valid, binding and enforceable substitute provision or provisions, so that, after the amendment or replacement, the commercial effect of the Agreement is as close as possible to the effect it would have had if the relevant provision had not been invalid, void or unenforceable.
26.	Enforceability, rights and remedies
26.1	Any waiver of, or election whether or not to enforce, any right or remedy provided under or pursuant to this Agreement or by Law must be in writing, and no waiver or election shall be inferred from a party’s conduct. Any such waiver shall not be, or be deemed to be, a waiver of any subsequent breach or default.

26.2	Except as expressly provided in this Agreement, no failure or delay by any party in exercising any right or remedy relating to this Agreement or by Law shall impair such right or remedy or operate or be construed as a waiver or variation of it or be treated as an election not to exercise such right or remedy or preclude its exercise at any subsequent time. No single or partial exercise of any such right or remedy shall preclude any other or further exercise of it or the exercise of any other right or remedy.
26.3	The rights and remedies of each of the parties under or pursuant to this Agreement are cumulative, may be exercised as often as such party considers appropriate and are in addition to its rights and remedies under Law.
26.4	A person who is not a party to this Agreement shall have no right to enforce any of its terms.
26.5	Unless expressly provided otherwise in this Agreement, the liability of each of the parties under this Agreement shall be several and not joint and several.
27.	Further assurances

Where any obligation in this Agreement is expressed to be undertaken or assumed by any party, that obligation is to be construed as requiring the party concerned to exercise all rights and powers of control over the affairs of any other person which it is able to exercise (whether directly or indirectly) in order to secure performance of the obligation.

28.	Counterparts

This Agreement may be executed in any number of counterparts, and by each party on separate counterparts. Each counterpart is an original, but all counterparts shall together constitute one and the same instrument.

29.	Governing law

This Agreement and any non-contractual obligations arising out of, or in connection with, it shall be governed by, and interpreted in accordance with, Norwegian law.

30.	Dispute Resolution

Any dispute, controversy or claim arising out of or in connection with this Agreement, or the breach, termination or invalidity thereof, shall be finally settled by arbitration in accordance with the Norwegian Arbitration Act 2004 (Norwegian: lov nr. 25/2004, voldgiftsloven). The place of arbitration shall be Oslo, Norway and the language of the arbitration shall be English. The dispute, the arbitration proceedings, the documentation and testimony exchanged during the arbitration and the arbitral award shall be confidential. The parties may also agree in writing to attempt mediation on a case by case basis.

[schedules and signature pages follow]

Annex A – Definitions

1.	Definitions. In this Agreement, the following words and expressions shall have the following meaning:

Abort shall mean a final abort of Project Aurelia following a withdrawal or lapse (without all Offer Conditions being met or waived) of the Offer;

Abort Costs has the meaning given in the Sponsor BCA;

Acceptance Threshold shall mean the minimum acceptance threshold of the Offer which is an Offer Condition (entitled “Minimum Acceptance”) pursuant to Appendix 1, paragraph entitled “conditions for the completion of the Offer”, sub-paragraph (i) “Minimum Acceptance” of the Transaction Agreement;

Acquisition Financing has the meaning given in Clause 9.1;

Affiliate means, in relation to any person (the relevant person):

(a)	any person Controlled by the relevant person (whether directly or indirectly);
(b)	any person Controlling (directly or indirectly) the relevant person;
(c)	any person Controlled (whether directly or indirectly) by any person Controlling the relevant person,

but in respect of

(i)	any party and/or its other Affiliates, shall exclude the members of the Group; and
(ii)	any of the Sponsors and/or its other Affiliates, shall exclude any affiliated funds which are not invested in the relevant party from time to time and any portfolio company of such funds and/or the funds invested in the relevant person;

Agreement means this investment agreement;

BidCo has the meaning given in the parties section;

BidCo 1 has the meaning given in the parties section;

BidCo Group has the meaning given in Recital (B);

Bjoern has the meaning given in the parties section;

Business Day means a day other than a Saturday or Sunday or public holiday in Norway, England, the Netherlands, Luxembourg and the United States on which banks generally are open in Oslo, London, Amsterdam, Luxembourg and New York City for general commercial business;

Cash Consideration shall mean a cash price per Target share equal to the Offer Price;

Company has the meaning given in the parties section;

Company Account shall mean a bank account of the Company to be notified to the other parties in accordance with this Agreement;

Completion shall mean the completion of the Offer;

Concert Person has the meaning given in Clause 7;

Confidential Information has the meaning given in Clause  15.1;

Confidentiality Agreement has the meaning given in Clause 15.3(f);

Control means, in relation to any person, being:

(a)	entitled to exercise, or control the exercise of (directly or indirectly) more than 50 per cent. of the voting power at any general meeting of the shareholders, members or partners or other equity holders (and including, in the case of a limited partnership, of the limited partners of) in respect of all or substantially all matters falling to be decided by resolution or meeting of such persons; or
(b)	entitled (including by virtue of the provisions contained in the constitutional documents of the controlled person or pursuant to applicable governance rights or delegated authority in respect of such controlled person) to appoint or remove or control the appointment or removal of:
(i)	directors on the controlled person’s board of directors or its other governing body (or, in the case of a limited partnership, of the board or other governing body of its general partner) who are able (in the aggregate) to exercise more than 50 per cent. of the voting power at meetings of that board or governing body in respect of all or substantially all matters; and/or
(ii)	any managing member of such controlled person;
(iii)	in the case of a limited partnership, its general partner;
(c)	entitled to exercise a dominant influence over the controlled person (otherwise than solely as a fiduciary) by virtue of the provisions contained in its constitutional documents or, in the case of a trust, trust deed pursuant to applicable governance rights or delegated authority in respect of such controlled person or pursuant to an agreement with other shareholders, partners, members or beneficiaries of the controlled person, and Controller, Controlled, and Controlling, shall be construed accordingly;

Debt Commitment has the meaning given in Clause 9.1;

Debt Commitment Letter has the meaning given in Clause 9.1;

Debt Push Down Measures means the measures specifically described on a step-by-step basis in Section 4 “Alternative financing structure where <90% of Target acquired through VTO/MTO” and specifically described in Appendix G “post completion cash reparation and debt service structure” of the TSM;

Delisting shall mean the delisting of the Target;

Dutch Finco means Aurelia Netherlands Finco B.V. incorporated under the laws of the Netherlands (registered number 91832454), whose registered office is at Amstelveenseweg 760, 1081 JK Amsterdam, the Netherlands;

Dutch TopCo 1 means Aurelia Netherlands Topco 1 B.V. incorporated under the laws of the Netherlands (registered number 91823056), whose registered office is at Amstelveenseweg 760, 1081 JK Amsterdam, the Netherlands;

Equity Completion has the meaning given in Clause 8.3(b);

Equity Funding Sponsors means each Sponsor other than Peter I;

Equity Investor has the meaning given in the parties section;

Equity Investor Account shall mean a bank account of the Equity Investor to be notified to the other parties in accordance with this Agreement;

Equity Investor Commitment has the meaning given to it in the Sponsor BCA;

Erik has the meaning given in the parties section;

Erik BV has the meaning given in the parties section;

Erik GmbH has the meaning given in the parties section;

Erik Transaction Completion Agreement has the meaning given in Recital (F);

Excluded Concert Persons means, in relation to a party (the Relevant Party):

(a)	any other party;
(b)	any Concert Person that qualifies as a Concert Person of the Relevant Party only due to the fact that another party has entered into this Agreement or any other Transaction Document;
(c)	the Equity Investor, each BidCo Group company and each Group company;

Financing Amounts has the meaning given in Clause 9.2;

Free Float Rollover has the meaning given in Clause 4.2;

Governmental Authority means:

(a)	the government of any jurisdiction (or any political or administrative subdivision thereof), whether provincial, state or local, and any department, ministry, agency, instrumentality, court, central bank or other authority thereof, including any entity directly or indirectly owned or controlled thereby;
(b)	any public international organisation or supranational body (including the European Union) and its institutions, departments, agencies and instrumentalities; and

(c)	any quasi-governmental or private body or agency lawfully exercising, or entitled to exercise, any administrative, executive, judicial, legislative, regulatory, licensing, competition, Tax or other governmental or quasi-governmental authority;

Group shall mean the Target and its direct and indirect subsidiaries;

Gunnar means General Atlantic AX B.V. incorporated under the laws of the Netherlands (registered number 90455584), whose registered office is at Prinsengracht 769, 1017 JZ Amsterdam, the Netherlands;

Incremental Share Purchase Notice has the meaning given in the SHA, and such notice can, for the avoidance of doubt, already be given at any time prior to Completion;

Law means any applicable statute, law, rule, regulation, guideline, ordinance, code, policy or rule of common law issued, administered or enforced by any Governmental Authority, or any judicial or administrative interpretation thereof including the rules of any stock exchange;

Lenders has the meaning given in Clause 9.1;

Long Stop Date means the Drop-dead Date (as defined in the Transaction Agreement) as extended in accordance with applicable Laws;

Lux FinCo means Aurelia Luxembourg Finco S.à r.l. incorporated under the laws of the Grand Duchy of Luxembourg (registered number B281439), whose registered office is at 15, Bd F. W. Raiffeisen, L-2411 Luxembourg, Grand Duchy of Luxembourg;

Mandatory Offer shall mean a mandatory offer to the remaining shareholder of the Target in accordance with Section 6-1 of the Norwegian Securities Trading Act;

Midco means Aurelia Netherlands Midco B.V. incorporated under the laws of the Netherlands (registered number 91827353), whose registered office is at Amstelveenseweg 760, 1081 JK Amsterdam, the Netherlands;

Midco 1 means Aurelia Netherlands Midco 1 B.V. incorporated under the laws of the Netherlands (registered number 91829186), whose registered office is at Amstelveenseweg 760, 1081 JK Amsterdam, the Netherlands;

MidCo 2 has the meaning given in Recital (B);

New Equity Investor Shares has the meaning given in Clause 8.5;

Offer has the meaning given in Recital (C);

Offer Announcement has the meaning given in Clause 3.1;

Offer Approval has the meaning given in Clause 3.2(c);

Offer Conditions has the meaning given in Clause 4.3;

Offer Document has the meaning given in 4.5;

Offer Period has the meaning given in the Transaction Agreement;

Offer Period Extension has the meaning given in Clause 5.4;

Offer Price has the meaning given in Clause 4.1;

Offer Process has the meaning given in Clause 3.2;

Offer Terms has the meaning given in Clause 3.2(d);

Ordinary Shares shall mean ordinary shares in the Company with a nominal value of EUR 1.00 each;

OSE means the Oslo Stock Exchange (Oslo Børs);

Other Bid Conduct Agreements means the bid conduct agreement between Equity Investor and Sven, among other parties entered into concurrently with this Agreement and the Sponsor BCA;

parties means the parties to this Agreement from time to time;

Peter I means Astinlux Finco S.à r.l. incorporated under the laws of the Grand Duchy of Luxembourg (registered number B257369), whose registered office is at 488, route de Longwy, L-1940 Luxembourg, Grand Duchy of Luxembourg;

Peter II means Permira VIII Investment Platform Limited incorporated under the laws of England and Wales (registered number 13744657), whose registered office is at 80 Pall Mall, London, SW1Y 5ES, United Kingdom;

Regulatory Clearances shall mean the regulatory clearances in relation to which filings shall be made in the context of the Offer set forth in Appendix 4 of the Transaction Agreement;

Relevant Regulatory Authority has the meaning given in Annex B2.1;

Remedy has the meaning given in Annex B2.1;

Representative means, in relation to a party, any Affiliate of that party and any director, officer, employee, agent, consultant, adviser or representative of that party or any of its Affiliates including in respect of each Sponsor the funds indirectly invested in such Sponsor, such funds’ managers, trustees, custodians, nominees, general partners, investment advisers, investment committees and their Affiliates and their and their Affiliates’ directors, officers, employees, agents, consultants, advisers and representative, in each case from time to time;

Required Equity has the meaning given in Clause 8.3(a);

SHA shall mean the shareholders agreement in relation to the Company to be entered into by, among others, the SHA Parties, pursuant to Clause 10 (Obligation to conclude the agreed form SHA) hereof in the agreed form attached hereto as Schedule 5;

SHA Parties shall mean the persons set out in the parties section of the agreed form shareholders agreement attached hereto as Schedule 5;

Share Consideration shall mean depository receipts of equivalent value issued by an aggregator vehicle (a Dutch STAK (stichting administratiekantoor)) invested in Dutch Topco 1 B.V. as further set out in Schedule 2 (Rollover Term Sheet);

Signing Exchange Rate means the following exchange rates, as applicable,

(a)	a EUR/NOK exchange rate of: 11.7398294117647; or
(b)	a EUR/USD exchange rate of: 1.09277058823529.

Sponsor means each of Peter I, Peter II, Bjoern, Gunnar and Torben;

Sponsor BCA means the bid conduct agreement between Equity Investor and Peter I, among other parties, in each case entered into concurrently with this Agreement;

Sponsor SHA means the shareholders agreement in relation to the Equity Investor entered into by, among others, all Sponsors;

Squeeze Out shall mean a squeeze out of the minority shareholders in the Target;

Sub-90% Completion Scenario has the meaning given in Clause 5.4;

Sub-90% Mitigation Measures means the measures specifically described on a step-by-step basis in Section 5 “Post-completion steps where <90% is acquired” of the TSM;

Surviving Provisions means Clause 8.2, Clause 12 (Payments), Clause  13 (Termination), Clause 15 (Confidentiality), Clause 16 (Announcements), Clause  17 (Notices), Clause 18 ( Transaction Costs), 19 (Obligations of Erik), Clause  20 (Whole agreement), Clause 21 (Legal Relationship), Clause  22 (Assignment), Clause 24 (Variations), Clause 25 (Invalid terms), Clause  26 (Enforceability, rights and remedies), Clause  27 (Further assurances), Clause 29 (Governing law) and Clause 30 (Dispute Resolution);

Sven means Schibsted ASA;

Target means Adevinta ASA;

Tax includes (a) taxes on gross or net income, profits and gains, and (b) all other taxes, levies, duties, imposts, charges and withholdings of any nature, including any excise, property, value added, sales, stamp, transfer, franchise or payroll taxes (including national insurance or social security contributions), the clawback or other recovery of any credit or other amount previously paid by a Tax authority, and any payment which the relevant person may be or become bound to make to any person as a result of the discharge by that person of any tax which the relevant person has failed to discharge, together with all penalties, charges, fees and interest relating to any of the foregoing or to any late or incorrect return in respect of any of them, and regardless of whether such taxes, levies, duties, imposts, charges, withholdings, penalties and interest are chargeable directly or primarily against or attributable directly or primarily to the relevant person or any other person and of whether any amount in respect of them is recoverable from any other person;

Term Sheet means the Project Aurelia non-binding term sheet dated 24 August 2023;

Torben means TCV Aurelia Holdings, L.P. incorporated under the laws of the Cayman Islands (registered number 124888), whose registered office is at c/o Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands;

Transaction means the Offer and subsequent Mandatory Offer (if any), Squeeze Out, Delisting and any related and incidental actions and measures including those provided for in this Agreement or the Transaction Completion Agreements;

Transaction Agreement shall have the meaning given to it in Recital (E);

Transaction Completion Agreements shall mean (i) the Erik Transaction Completion Agreement, (ii) the transaction completion agreement entered into concurrently with this Agreement, by and among each of Peter I, Peter II, Bjoern, Gunnar, Torben, the Equity Investor, the Company, BidCo and BidCo 1 and (the Sponsor Transaction Completion Agreement) (iii) the transaction completion agreement entered into concurrently with this Agreement, by and among each of Sven, the Equity Investor, the Company, BidCo and BidCo 1 (the Sven Transaction Completion Agreement), each of which sets out, among other things, certain rights and commitments of the respective relevant parties vis-à-vis BidCo Group;

Transaction Documents means this Agreement, the Other Bid Conduct Agreements, the SHA, the Sponsor SHA, the Transaction Agreement, the Transaction Completion Agreements and any other agreement contemplated to be entered into by any party pursuant to any such agreement;

TSM shall mean the tax structuring memorandum relating to the Transaction prepared by E&Y dated 20 November 2023 and provided to each party prior to the date hereof; and

Unconditional means all Offer Conditions having become satisfied, or having been waived on the terms of this Agreement and the Transaction Agreement, such that BidCo is required to complete the Offer, except for the fact that certain Offer Conditions shall remain satisfied until Completion.

2.	Interpretation. In this Agreement, unless the context otherwise requires:
(a)	headings do not affect the interpretation of this Agreement; the singular shall include the plural and vice versa; and references to one gender include all genders;
(b)	references to an English legal term or concept will, in respect of any jurisdiction other than England, be construed as references to the term or concept which most nearly corresponds to it in that jurisdiction;
(c)	references to a person include any individual, firm, body corporate (wherever incorporated), government, state or agency of a state or any joint venture, association, partnership, works council or employee representative body (in any case, whether or not it has separate legal personality);
(d)	any phrase introduced by the terms including, include, in particular or any similar expression shall be construed as illustrative and shall not limit the sense of the words preceding those terms; and
(e)	if there is any inconsistency between any definition set out in this Schedule and a definition set out in any Clause or any other Schedule, then, for the purposes of construing that Clause or Schedule, the definition set out in that Clause or Schedule shall prevail.
3.	References to this Agreement include the recitals and any Schedules. The Schedules comprise schedules to this Agreement and form part of this Agreement.

Annex B – Conduct in relation to Regulatory Clearances

1.	General obligations
1.	BidCo (and/or any other party which is required to make notifications or filings in relation to the relevant Regulatory Clearances jointly with BidCo) shall:
(a)	promptly after the date of this Agreement make all requisite notifications and filings required for obtaining the Regulatory Clearances;
(b)	promptly make any additional submissions to any relevant authority as and when required to promptly obtain the Regulatory Clearances;
(c)	without prejudice to any other obligations in this Schedule, use reasonable efforts to take, or cause to be taken, all actions, and do, or cause to be done, all things necessary, proper or advisable under any applicable Laws to prepare the filing of all forms, applications, registrations, notifications and notices required to obtain the Regulatory Clearances as soon as reasonably possible after the date hereof (subject to the limitations in Annex B 2.3 in relation to the acceptance of Remedies);
(d)	promptly upon receipt
(i)	notify the advisers of Erik of any material communications with or from any such authority relating to any Regulatory Clearance; and
(ii)	provide the advisers of Erik with copies (or, in the case of non-written communications, details) of any such material communications;
(e)	provide the advisers of Erik with a draft of all submissions, notifications, filings and other material communications in relation to Regulatory Clearances at such time as will allow such advisers a reasonable opportunity to provide comments and for BidCo to take account of any reasonable comments on such drafts prior to their submission;
(f)	where permitted by the relevant governmental entity, allow one person nominated by Erik to attend all substantive meetings (if any) with the relevant governmental entity to each individually represent such party’s interests in such meeting; and
(g)	notify Erik immediately upon becoming aware that:
(i)	circumstances have arisen that could result in any of the Regulatory Clearances not being satisfied before the Long Stop Date, together with such details of the relevant circumstances as are available at the relevant time; or
(ii)	any of the Regulatory Clearances has been obtained.

2.	Erik shall:

provide BidCo (and/or any other party which is required to make notifications or filings in relation to the relevant Regulatory Clearances jointly with BidCo) with all reasonably requested information relating to, and assistance from, Erik and its Affiliates that is required for BidCo (and/or any other party notifying or filing jointly with BidCo) to:

(a)	make complete and accurate notifications and filing(s) in relation to any Regulatory Clearance; or
(b)	provide any relevant governmental authority with such information and/or make any additional complete and accurate submissions as such governmental authority requests or requires to be provided in relation to the Regulatory Clearances.
3.	No party shall make, and each party shall procure that none of its Affiliates makes, any notification, filing or submission in relation to the Transaction without obtaining the prior consent of the Equity Investor (both as to the making of it and as to its form and content) and, to the extent such notification, filing or submission includes information relating to, or the name of Erik, Erik GmbH or Erik BV, also with the consent of Erik.
4.	Erik undertakes that it shall not, and shall procure that none of its Affiliates, either alone or acting in concert with others:
(a)	acquire or offer to acquire (or cause another person acting on its behalf to acquire or offer to acquire); or
(b)	execute definitive transaction documentation (or cause another person acting on its behalf to execute definitive transaction documentation) that, if carried into effect, would result in the acquisition of, a business the acquisition of which might reasonably be expected to materially prejudice or materially delay obtaining of any of the Regulatory Clearances.

5.	If any information to be provided pursuant to this Schedule is confidential, commercially sensitive or financial information, such information shall only be required to be disclosed
(a)	to the extent strictly necessary to ensure that the Regulatory Clearances are promptly obtained; and
(b)	on a confidential, counsel-to-counsel basis (save for any required disclosure to governmental authorities in relation to the Regulatory Clearances).
2.	Other obligations
1.	If it becomes reasonably apparent to BidCo (and/or any other party notifying or filing jointly with BidCo) (who shall inform Erik of this fact together with any other relevant details) that any governmental entity (the Relevant Regulatory Authority) will only grant a Regulatory Clearance subject to any conditions, undertakings and/or commitments or similar measures, the Equity Investor shall determine, upon consultation with Erik, whether the Equity Investor would be willing to offer or accept any condition, undertaking and/or commitments or similar measures (a Remedy) to any Relevant Regulatory Authority to obtain Regulatory Clearance(s). BidCo (and the relevant other party that has made the filing jointly with BidCo) shall, upon the instruction of the Equity Investor and subject to Law:

(a)	offer, negotiate and, where relevant accept, any Remedy so proposed by the Equity Investor relating to the Group and/or BidCo Group; and/or
(b)	offer, negotiate and, where relevant accept, any Remedy so proposed by the Equity Investor relating to Erik (or any of Erik’s Affiliates) but only if Erik approves (in its absolute discretion) such Remedy being offered, negotiated and accepted.
2.	The parties acknowledge that the regulatory Offer Condition as set forth in Appendix 1, paragraph entitled “Conditions for completion of the Offer”, sub-paragraph (iii) of the Transaction Agreement requires unconditional clearance by all relevant governmental authorities. If and to the extent
(a)	any Regulatory Clearance(s) is granted subject to Remedies and such Remedies are accepted in accordance with Part B Clause 1 (an Approved Conditional Clearance);
(b)	all Regulatory Clearances other than Approved Conditional Clearance(s) have been obtained; and
(c)	the regulatory Offer Condition is not satisfied because the Approved Conditional Clearance(s) do not qualify as an unconditional clearance,

each party shall at the request of the Equity Investor provide its consent to a waiver of the relevant Offer Condition pursuant to Clause 5.2. BidCo shall issue a customary notification to the market in relation to the relevant Offer Condition once all Regulatory Clearances have been obtained (including, if applicable, as an Approved Conditional Clearance).

3.	If it becomes reasonably apparent to BidCo (and/or any other party which is required to make notifications or filings in relation to the relevant Regulatory Clearances jointly with BidCo) that any Regulatory Clearance can only be obtained subject to a Remedy, the relevant party/-ies shall offer, negotiate and, where relevant, accept any commercially reasonable Remedy relating to the Group and/or BidCo Group in accordance with Clause 1 of this Part B.
3.	Miscellaneous
1.	The provisions of this Schedule shall also apply in respect of any other proceeding comparable to any Regulatory Clearance which is initiated by any governmental authority prior to Completion and the outcome of which could impede or impair the consummation of the Transaction (provided that it shall not apply for the benefit of any party that initiated (or whose Affiliate has initiated) any such proceeding in breach of Part A Clause 3 of this Schedule).

Annex C – Warranties

Each party severally, and not jointly (or jointly and severally), warrants to each other party as of the date of this Agreement and as of Equity Completion:

1.1	it is a body corporate duly incorporated and validly existing under the laws of the place of its incorporation;
1.2	it has the legal right and the full corporate power and authority to execute, deliver and perform its obligations under this Agreement and the other agreements to be entered into by it pursuant to this Agreement;
1.3	except for the Regulatory Clearances, it has obtained all authorisations and all other applicable governmental, statutory, regulatory or other consents, clearances, approvals, licences, waivers or exemptions required to empower it to enter into and to perform its obligations under this Agreement (and the other agreements to be entered into by it pursuant to this Agreement) and for this Agreement and such other agreements to be duly and validly authorised, executed and delivered by it;
1.4	the execution, delivery and performance of this Agreement and the other agreements to be entered into pursuant to this Agreement have been properly authorised by it and does not, and shall not:
(a)	contravene any existing Law applicable to it; or
(b)	breach the terms of its constitutional documents or by-laws;
1.5	this Agreement and the other agreements to be entered into pursuant to this Agreement constitute a legal, valid and binding obligation of it enforceable in accordance with its terms by appropriate legal remedy and the receipt of any share consideration pursuant to this Agreement by the relevant party is in compliance with any applicable securities law;
1.6	there are no actions, claims, proceedings or investigations pending or to the best of its knowledge threatened against it or by it that may have a material adverse effect on its ability to perform its obligations under this Agreement or the other agreements to be entered into pursuant to this Agreement;
1.7	it is not insolvent or bankrupt under the Laws of its jurisdiction of incorporation, or otherwise unable to pay its debts, there are no proceedings in relation to any compromise or arrangement with creditors or any winding up, bankruptcy or insolvency proceedings concerning it and no events have occurred which would justify such proceedings, nor have steps been taken to enforce any security over any of its assets and no event has occurred to give the right to enforce such security where, in either case, any such step or event would affect its ability to enter into or perform its obligations under this Agreement; and
1.8	it has not relied upon any statement, material or other information given or made by or on behalf of a BidCo Group company or another party or another party’s Representatives that is contrary to the information contained in this Agreement.

Annex D – Party Addresses

1.	Equity Investor	Aurelia UK Feederco Limited Attn: Directors 10th floor, 30 St Mary Axe London, EC3A 8BF United Kingdom Email: assant@blackstone.com, alexander.walsh@blackstone.com
2.	with a copy to:	The Blackstone Group International Partners LLP Attn: Lionel Assant, Angharad Lewis 40 Berkely Square London, W1J 5AL United Kingdom Email: assant@blackstone.com, angharad.lewis@blackstone.com
3.	and with a copy to:	Freshfields Bruckhaus Deringer Rechtsanwälte Steuerberater PartG mbB Attn: Markus Paul Bockenheimer Anlage 44 60322 Frankfurt am Main Germany Email: markus.paul@freshfields.com
4.	Erik	eBay Inc. Attn: General Counsel 2025 Hamilton Avenue San Jose, CA 95215 United States Email: mhuber@ebay.com
5.	with a copy to:	Wachtell, Lipton, Rosen & Katz Attn: Karessa L. Cain 51 West 52nd Street New York, New York 10019 United States Email: KLCain@wlrk.com

6.	Erik GmbH	eBay International Holding GmbH Attn: General Counsel c/o eBay Inc. 2025 Hamilton Avenue San Jose, CA 95215 United States Email: mhuber@ebay.com
7.	with a copy to:	Wachtell, Lipton, Rosen & Katz Attn: Karessa L. Cain 51 West 52nd Street New York, New York 10019 United States Email: KLCain@wlrk.com
8.	Erik BV	eBay International Management B.V. Attn: General Counsel c/o eBay Inc. 2025 Hamilton Avenue San Jose, CA 95215 United States Email: mhuber@ebay.com
9.	with a copy to:	Wachtell, Lipton, Rosen & Katz Attn: Karessa L. Cain 51 West 52nd Street New York, New York 10019 United States Email: KLCain@wlrk.com
10.	Bjoern	BCP Aurelia Luxco S.à r.l. Attn: John Sutherland 2-4, rue Eugene Ruppert L-2453 Luxembourg Grand Duchy of Luxembourg Email: john@sutherland.lu
11.	with a copy to:	The Blackstone Group International Partners LLP Attn: Lionel Assant, Angharad Lewis 40 Berkely Square London, W1J 5AL United Kingdom Email: assant@blackstone.com, angharad.lewis@blackstone.com

12.	and with a copy to:	Freshfields Bruckhaus Deringer Rechtsanwälte Steuerberater PartG mbB Attn: Markus Paul Bockenheimer Anlage 44 60322 Frankfurt am Main Germany Email: markus.paul@freshfields.com
13.	Company

Aurelia Netherlands Topco B.V.

Attn: Directors
Amstelveenseweg 760
1081JK Amsterdam

the Netherlands

Email: assant@blackstone.com,
alexander.walsh@blackstone.com,
jelle.vandulken@alterdomus.com,
therese.wijnen@alterdomus.com

14.	with a copy to:	The Blackstone Group International Partners LLP Attn: Lionel Assant, Angharad Lewis 40 Berkely Square London, W1J 5AL United Kingdom Email: assant@blackstone.com, angharad.lewis@blackstone.com
15.	and with a copy to:	Freshfields Bruckhaus Deringer Rechtsanwälte Steuerberater PartG mbB Attn: Markus Paul Bockenheimer Anlage 44 60322 Frankfurt am Main Germany Email: markus.paul@freshfields.com
16.	BidCo	Aurelia Bidco Norway AS Attn: Directors c/o Wikborg Rein Advokatfirma AS Dronning Mauds gate 11 0250 Oslo Norway Email: assant@blackstone.com, alexander.walsh@blackstone.com

17.	with a copy to:	The Blackstone Group International Partners LLP Attn: Lionel Assant, Angharad Lewis 40 Berkely Square London, W1J 5AL United Kingdom Email: assant@blackstone.com, angharad.lewis@blackstone.com
18.	and with a copy to:	Freshfields Bruckhaus Deringer Rechtsanwälte Steuerberater PartG mbB Attn: Markus Paul Bockenheimer Anlage 44 60322 Frankfurt am Main Germany Email: markus.paul@freshfields.com
19.	and	Wikborg Rein Advokatfirma AS Attn: Dag Erik Rasmussen Dronning Mauds gate 11 P.O. Box 1513 Vika 0117 Oslo Norway Email: der@wr.no
20.	BidCo 1	Aurelia Bidco 1 Norway AS Attn: Directors c/o Wikborg Rein Advokatfirma AS Dronning Mauds gate 11 0250 Oslo Norway Email: assant@blackstone.com, alexander.walsh@blackstone.com
21.	with a copy to:	The Blackstone Group International Partners LLP Attn: Lionel Assant, Angharad Lewis 40 Berkely Square London, W1J 5AL United Kingdom Email: assant@blackstone.com, angharad.lewis@blackstone.com

22.	and with a copy to:	Freshfields Bruckhaus Deringer Rechtsanwälte Steuerberater PartG mbB Attn: Markus Paul Bockenheimer Anlage 44 60322 Frankfurt am Main Germany Email: markus.paul@freshfields.com
23.	and:	Wikborg Rein Advokatfirma AS Attn: Dag Erik Rasmussen Dronning Mauds gate 11 P.O. Box 1513 Vika 0117 Oslo Norway Email: der@wr.no

Signature

eBay Inc. Date: November 21, 2023 by:
/s/ Jamie Iannone Name: Jamie Iannone Title: President and Chief Executive Officer
eBay International Holding GmbH Date: November 21, 2023 by:
/s/ Kenneth Ebanks Name: Kenneth Ebanks Title: President and Managing Officer
eBay International Management B.V. Date: November 21, 2023 by:
/s/ Kenneth Ebanks Name: Kenneth Ebanks Title: Director A	/s/ Mark Solomons Name: Mark Solomons Title: Director B

BCP Aurelia Luxco S.à r.l. Date: November 21, 2023 by:
/s/ John Sutherland Name: John Sutherland Title: Manager

Aurelia UK Feederco Limited Date: November 21, 2023 by:
/s/ Lionel Assant Name: Lionel Assant Title: Director	/s/ Alexander Walsh Name: Alexander Walsh Title: Director

Aurelia Netherlands Topco B.V. Date: November 21, 2023 by:
/s/ Lionel Assant Name: Lionel Assant Title: Director

Aurelia Bidco Norway AS Date: November 21, 2023 by:
/s/ Lionel Assant Name: Lionel Assant Title: Chairman of the Board	/s/ Alexander Walsh Name: Alexander Walsh Title: Board member

Aurelia Bidco 1 Norway AS Date: November 21, 2023 by:
/s/ Lionel Assant Name: Lionel Assant Title: Chairman of the Board	/s/ Alexander Walsh Name: Alexander Walsh Title: Board member